June 14, 2006


By facsimile to (314) 480-1505 and U.S. Mail


Mr. Rodney B. Harrison
Vice President of Finance and Treasurer
Morton Industrial Group, Inc.
1021 West Birchwood
Morton, IL 61550

Re:	Morton Industrial Group, Inc.
	Revised Preliminary Proxy Statement on Schedule 14A
	Amendment 1 to Preliminary Transaction Statement on Schedule
13E-3
	Filed June 7, 2006
	File Nos. 0-13198 and 5-8065
Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and other Exchange Act reports incorporated by reference
	File No. 0-13198

Dear Mr. Harrison:

	We reviewed the filings and have the comments below.

Revised Preliminary Proxy Statement

Summary Term Sheet
Continuing Investors, page ii

1. Refer to the definition of "unaffiliated shareholders" in this subsection and to our prior comments 44 and 45. Revise your definition of unaffiliated security holders here and throughout your document to exclude from it all affiliated security holders. As currently defined, that term appears to include (i) affiliates who are not Continuing Investors (page ii), and (ii) all security holders including "unaffiliated shareholders who are not also officers or directors..." on page 10.

Financing, page iv

2. We note your response to comment 8. Please confirm that you will file the lending agreements at the time they are finalized.

Interests of the Certain Persons in the Merger, page v

3. Refer to prior comments 9, 24, and 27. Expand the disclosure, including the tabular presentation, to include:

* The exercise price of the options to purchase Acquisition shares that will be issued to each individual upon the merger`s closing.
We
note the disclosure on pages 30 and 31 that the exercise price will be $1.00 per share.

* If warrants will be issued to any individual to purchase Acquisition common stock, state the number, purchase price, and exercise period of the warrants that will be issued to each individual. We note the disclosure on page 25 that warrants will be issued to purchase up to 3.75% of Acquisition common stock.

Opinion of Financial Advisor, page 11

4. See our comment above with respect to the definition of unaffiliated security holders. Refer to your disclosure under the heading "Determination of Fairness" (page 18) that addresses "unaffiliated shareholders" and the financial advisor`s opinion addressed to the fairness of the consideration to be received by your security holders "other than the Rollover Shareholders." Please reconcile this apparent discrepancy. Also, revise your disclosure elsewhere as necessary to address the fact that your financial advisor`s opinion speaks to fairness as to a group of security holders that appears to include affiliated security holders. Explain how your board of directors made its determination of fairness for unaffiliated security holders in spite of the cited language in the financial advisor`s opinion.

Primary Benefits and Detriments of the Merger, page 26

5. In the applicable bullet points on page 27, state the exercise price of the options that Messrs. Morton and Mealy will receive to purchase Acquisition shares. Similarly, revise the last paragraph on page 32.



Interests of Company Executive Officers and Directors, page 29

6. Refer to prior comment 10. Identify here the two former non-employee directors who will receive cash in the merger for each share issuable to them under the non-employee directors` compensation plan.
We note the disclosure on page vi.

Projected Financial Information, page 42

7. Refer to prior comment 34. Disclosure states that management prepared financial projections for the fiscal years ending December
31, 2006 through December 31, 2009 and that these projections were provided also to Brazos. Since the projections that you provided us are only for the fiscal year ending December 31, 2005, we reissue the comment to provide us two copies of the financial projections that you provided to Brazos.

Selected Financial Projections, page 43

8. Please disclose the substance of your response to comment 36.

Incorporation by Reference, page 72
9. Note that Schedule 13E-3 does not specifically permit "forward incorporation" of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

Form of Proxy Card

10. Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

April 1, 2006 10-Q

		Item 4.  Controls and Procedures, page 15

11. We note the responses to prior comment 46. Revise here the disclosure to conform to the disclosure in the amended 10-K filed on
June 7, 2006.



Exhibits 31.1 and 31.2

12. We note the response to prior comment 49. Please confirm to us that Morton`s officers signed the certifications in their personal capacity. See Item 601(b)(31) of Regulation S-K.

Exhibit 99.1

13. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file the exhibit`s attachments, please refile the exhibit in its entirety.

Closing

	File a revised Pre14A and amendments to the 13E-3 and the April
1, 2006 10-Q in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filings a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filings, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since Morton and its management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Morton acknowledging that:

* Morton is responsible for the adequacy and accuracy of the disclosures in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* Morton may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Morton provides us in our review of the filings or in response to our comments on the filings.

      You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at
(202) 551-3767.

Very truly yours,




 Jennifer R. Hardy

Legal
Branch Chief

cc:	James V. Stepleton, Esq.
	Husch & Eppenberger, LLC
	The Plaza in Clayton Office Tower
	190 Carondelet Plaza, Suite 600
	St. Louis, MO 63105

	Steven J. Gavin, Esq.
	Winston & Strawn LLP
	35 West Wacker Drive
	Chicago, IL 60601

	Sean M. Jones, Esq.
	Kennedy Covington Lobdell & Hickman, L.L.P.
	Hearst Tower, 47th Floor
	214 North Tryon Street
	Charlotte, NC 28202

	Jeffrey B. Hitt, Esq.
	Weil, Gotshal & Manges LLP
	200 Crescent Court
	Dallas, TX 75201



Mr. Rodney B. Harrison
June 14, 2006
Page 5








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE